ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

Investment Managers Series Trust		07873113B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	December 3, 2013 to December 3, 2014	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Chilton Realty Income & Growth Fund	December 31, 2013
o EuroPac International Dividend Income Fund	January 10, 2014
o Toroso Tactical Allocation Fund	January 10, 2014
o Zacks Dividend Fund	January 31, 2014
o 361 Global Managed Futures Strategy Fund	February 12, 2014
o Palmer Square Income Plus Fund	February 28, 2014
o Aristotle International Equity Fund	March 31, 2014
o LS Theta Fund, each a series of:	March 31, 2014
Investment Managers Series Trust

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)

 ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Investment Managers Series Trust		07873113B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	December 3, 2013 to December 3, 2014	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o W.P. Stewart & Co. Growth Fund	March 1, 2014
o Jubak Global Equity Fund, each a series of:	May 29, 2014
Investment Managers Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.1-00 (1/02)

APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the actions taken by the officers in updating the current series of the Trust be, and hereby are, approved.

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Trust is hereby directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940.